UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

     For the month of December, 2010

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Entry into Material Definitive Agreements

Consummation of Initial Public Offering

On December 9, 2010, FlatWorld Acquisition Corp. (the “Company”) announced that it had priced its initial public offering (the “IPO”) of 2,200,000 units (the “IPO Units”), each unit (the “Unit”) consisting of one ordinary share, no par value per share (the “Ordinary Shares”), and a warrant (the “Warrant”) to purchase one Ordinary Share, pursuant to the registration statement on Form F-1 (File No. 333-169860) (the “Initial Registration Statement”) and the registration statement filed pursuant to Rule 462(b) on Form F-1 (File No. 333-171090) (collectively with the Initial Registration Statement, the “Registration Statements”).  A copy of the Company’s press release announcing the pricing of the IPO is attached as Exhibit 99.1.

In connection with the IPO, the Company entered into various written agreements, including the following: (i) underwriting agreement, (ii) a unit purchase option, (iii) investment management trust agreement, (iv) registration rights agreement, (v) warrant agreement, (vi) a letter agreement with FWAC Holdings Limited (the Company’s sponsor), (vii) the fourth amendment to the warrant subscription agreement, (viii) the third amendment to the securities purchase agreement, (ix) the administrative services agreement and (x) the right of first refusal. The purpose of this report on Form 6-K is to file such agreements, as executed in connection with the IPO.

The summaries and descriptions of the documents below are qualified in their entirety by the terms of the agreements, attached as Exhibits to this report on Form 6-K.

Underwriting Agreement

On December 9, 2010, the Company entered into an underwriting agreement (the “Underwriting Agreement”) relating to the sale of the IPO Units.  A copy of the Underwriting Agreement, entered into by and between the Company and Rodman & Renshaw, LLC (the “Representative”), as representative of the underwriters (collectively, the “Underwriters”), is attached as Exhibit 1.1 hereto and is incorporated by reference herein.

Pursuant to the terms of the Underwriting Agreement, the closing for the sale of the IPO Units was consummated on December 15, 2010 at a purchase price of $9.41333 per Unit (the offering price to the public of $10.00 per Unit minus the underwriters’ discount of $0.21167 per Unit and deferred underwriters’ discount of $0.375 per Unit).  A portion of the proceeds of the IPO and the Private Placement (as defined below) were placed into the trust account established at JPMorgan Chase Bank, N.A. for the benefit of the public shareholders (the “Trust Account”) and will be released upon the earlier of: (i) the consummation of a share exchange, share reconstruction and amalgamation or contractual control arrangement with, or purchase of all or substantially all of the assets of, or a similar business transaction (the “Business Transaction”), (ii) the Company’s redemption of the public shares sold in the IPO if the Company is unable to consummate a Business Transaction by September 9, 2012, or (iii) the Company’s liquidation (if no redemption occurs), as described in the Initial Registration Statement and the Company’s Fifth Amended and Restated Memorandum and Articles of Association (the “Articles of Association”), which is attached as Exhibit 3.1 hereto and incorporated by reference herein .

The Underwriting Agreement provided for an underwriters’ discount in an amount equal to 5.8667% of the gross proceeds of the IPO.  The Underwriters agreed that a portion of the underwriters’ discount (3.75%, or $825,000, less any amounts redeemed in connection with a Business Transaction) would be deposited into the Trust Account and payable to the Representative and/or such other firms, if any, who are instrumental in advising the Company in connection with the consummation of a Business Transaction.

The Company also granted the Underwriters a 45-day option to purchase up to an additional 330,000 Units from the Company on the same terms and at the same price as the 2,200,000 Units to cover over-allotments, if any.

At the request of the Company, the Underwriters reserved up to 100,000 Units for sale at the initial public offering price through a directed unit program to persons who are directors, officers, advisors or employees, or who are otherwise associated with FWAC Holdings Limited (the “Sponsor”) (the “Directed Unit Program”). The number of Units available for sale to the public was to be reduced by the number of Units purchased by participants in the Directed Unit Program, if any. To the extent such Units were not purchased pursuant to the Directed Unit Program, the Units would be offered by the Underwriters to the public on the same basis as all other Units.  In connection with the Directed Unit Program, Gilbert H. Lamphere, the Chairman of the Company’s Board of Directors, purchased 50,000 Units for an aggregate price of $500,000.

In accordance with the Underwriting Agreement, the Sponsor agreed to purchase from the Company an aggregate of 2,000,000 warrants (the “Sponsor Warrants”) at a purchase price of $0.75 per Sponsor Warrant (aggregate of $1,500,000) in a private placement pursuant to Regulation S of the Securities Act of 1933, as amended (the “Securities Act”).  The purchase was consummated immediately prior to the effective date of the Registration Statements.

The Warrants underlying the Units are exercisable for the period commencing on the later of: (i) 30 days after the Company’s completion of the Business Transaction or (ii) December 9, 2011, and will expire on the earlier of: (i) five years from the date of completion of the Business Transaction, (ii) September 9, 2012 if no Business Transaction is consummated on or before such date, (iii) liquidation or (iv) earlier upon redemption by the Company. The Company may redeem the outstanding Warrants, in whole and not in part, at a price of $0.01 per Warrant at any time after the Warrants become exercisable upon a minimum of 30 days’ prior written notice provided that the volume weighted average price of the Ordinary Shares as reported on Bloomberg equals or exceeds $16.50 per share for any 20 trading days within a 30-day trading period ending three business days before the Company sends notice of redemption. The Sponsor Warrants are substantially similar to the Warrants, except that if held by the original holders or their permitted assigns, they: (i) may be exercised for cash or on a cashless basis and (ii) are not subject to being called for redemption. In addition, the Sponsor Warrants will be subject to lockup restrictions until 30 days following the consummation of the Business Transaction.

The Underwriting Agreement also includes certain customary representations, warranties and covenants by the Company.  It also provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make because of any of those liabilities.

Unit Purchase Option

The Company also agreed to sell to the Representative, for $100, an option to purchase up to a total of 88,000 Units (the “Unit Purchase Option”). The Units issuable upon exercise of the Unit Purchase Option are identical to IPO Units and consist of Ordinary Shares and Warrants (the “Purchase Option Warrants”).  A copy of the Unit Purchase Option is attached as Exhibit 4.2 hereto and is incorporated by reference herein

The Unit Purchase Option is exercisable at $12.50 per unit, and may be exercised on a cashless basis, in whole or in part, during the five-year period beginning December 9, 2010 and commencing on the later of: (i) the consummation of a Business Transaction or (ii) December 9, 2011. The Unit Purchase Option and the underlying securities have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Conduct Rules. Additionally, the Unit Purchase Option may not be sold, transferred, assigned, pledged or hypothecated for 180 days beginning December 9, 2010 except to any Underwriter or selected dealer participating in the offering and their bona fide officers or partners. Although the Unit Purchase Option and its underlying securities have been registered, the Unit Purchase Option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, beginning December 9, 2010, with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Unit Purchase Option. The exercise price and number of Units issuable upon exercise of the Unit Purchase Option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. The Unit Purchase Option will not be adjusted for issuances of Ordinary Shares at a price below its exercise price.

Investment Management Trust Agreement

On December 9, 2010, the Company entered into an investment management trust agreement (the “Trust Agreement”) with Continental Stock Transfer & Trust Company (“CST”) as trustee.  A copy of the Trust Agreement is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Pursuant to the Trust Agreement, substantially all of the proceeds from the IPO and the Private Placement will be placed into the Trust Account and maintained by CST as trustee.  Of this amount, $825,000 represents the contingent discount equal to 3.75% of the sum of: (i) the gross proceeds of the IPO (less any amounts redeemed by public shareholders pursuant to any redemption, cash conversion right or privately negotiated transaction) and (ii) the gross proceeds from any new equity raised, payable to the Representative and/or such other firms, if any, who are instrumental in advising the Company in connection with the consummation of its Business Transaction.  None of the funds held in trust will be released from the Trust Account, until the earlier of: (i) the consummation by the Company of a Business Transaction by September 9, 2012 or (ii) the Company’s redemption of the public shares sold in the IPO prior to any voluntary winding-up in the event the Company does not consummate a Business Transaction within such timeframe or (iii) the Company’s liquidation (if no redemption occurs) as described in the Initial Registration Statement and Articles of Association; provided, however, the Company is permitted to draw up to all of the interest earned on the amount in the Trust Account to pay taxes or for working capital purposes.

Holders of the Ordinary Shares underlying the Units (the “IPO Shares”) shall be entitled to receive funds from the Trust Account (including interest earned on the holder’s pro rata portion of the Trust Account, if any) in the event the Company either redeems the IPO Shares or liquidates.  As a foreign private issuer (and regardless of whether we hold a shareholder vote), public shareholders will only be able to redeem their Ordinary Shares in connection with a tender offer which will be conducted pursuant to the tender offer rules.  The redemption price payable per IPO Share will be equal to the pro rata amount then held in the Trust Account plus accrued interest, if any, less taxes payable.  If the Company is no longer deemed a foreign private issuer (and no longer required to comply with the foreign private issuer rules) and a shareholder vote is required by law, or the Company decides to hold a shareholder vote for other business or legal reasons, public shareholders voting: (a) in favor of the Business Transaction may elect to exercise their redemption rights and will be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned in the Trust Account, less taxes and any interest earned on the proceeds placed in the Trust Account actually withdrawn for working capital purposes and (b) against the Business Transaction and electing to exercise their redemption rights will only be entitled to receive cash equal to their pro rata share of the aggregate amount in the Trust Account less taxes and interest earned on the proceeds placed in the Trust Account.  In either case, the Company shall distribute to holders of IPO Shares no less than $10.20 per IPO Share (or $10.146 per IPO Share if the Underwriters’ over-allotment option is exercised in full.)  In the event a Business Transaction is consummated, all sums remaining in the Trust Account shall be released to the Company and there will be no restriction on the Company’s use of such funds.

Registration Rights Agreement

On December 9, 2010, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Sponsor.  A copy of the Registration Rights Agreement is attached as Exhibit 10.2 hereto and is incorporated by reference herein.

Pursuant to the Registration Rights Agreement, the holders of the majority in interest of the Ordinary Shares owned by our Sponsor prior to the IPO (the “Sponsor Shares”) shall be entitled to require the Company, on one occasion at any time after the date on which the Sponsor Shares are released from lockup, to register the Sponsor Shares.  In addition, the Sponsor has “piggyback” registration rights with respect to the Sponsor Shares commencing on the date on which the Sponsor Shares are released from lockup.

The holders of a majority in interest of the Sponsor Warrants shall be entitled to require the Company, on one occasion at any time after the date on which the Sponsor Warrants are released from lockup, to register the Sponsor Warrants (and the underlying Ordinary Shares).  In addition, the Sponsor has “piggyback” registration rights with respect to the Sponsor Warrants commencing on the date on which the Sponsor Warrants are released from lockup.  The Company shall bear certain expenses incurred in connection with the filing of any such registration statements.

FWAC Letter Agreement

On December 9, 2010, the Company entered into a letter agreement (the “Letter Agreement”) with the Sponsor.  A copy of the Letter Agreement is attached as Exhibit 10.3 hereto and is incorporated by reference herein.

Pursuant to the Letter Agreement, and to the extent that the Underwriters do not exercise their over-allotment option to purchase an additional 330,000 Units, the Sponsor agreed that it shall return to the Company for cancellation, at no cost, the number of Sponsor Shares determined by multiplying 82,500 by a fraction: (i) the numerator of which is 330,000 minus the number of Units purchased by the Underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 330,000.

Also pursuant to the Letter Agreement, the Sponsor agreed not to, except under certain limited circumstances (the “Share Lockup Period”) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, until: (A) with respect to 50% of such shares, one year after the completion of the Company’s Business Transaction (or earlier if, subsequent to the Business Transaction, the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Transaction), (B) with respect to 25% of such shares, if the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period following our initial Business Transaction, the later of the date the foregoing condition is met or one year after the completion of the Company’s Business Transaction (or earlier if, subsequent to the Business Transaction, the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Transaction) and (C) with respect to 25% of such shares, if the last sales price of the Ordinary Shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period following the Business Transaction, the later of the date the foregoing condition is met or one year after the completion of the Company’s Business Transaction (or earlier if, subsequent to the  Business Transaction, the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Transaction).  All of the Sponsor Shares will be released from such restrictions, if, following consummation of a Business Transaction, the Company engages in a subsequent liquidation, share exchange, share reconstruction and amalgamation or contractual control arrangement or engages in any other similar business transaction.

Until 30 days after the completion of the Company’s Business Transaction (“Warrant Lockup Period”), the Sponsor will not, except under certain limited circumstances, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, the Sponsor Warrants.

During the Share Lockup Period, holders of the Sponsor Shares shall retain all other rights as shareholders, including, without limitation, the right to vote their Ordinary Shares. During the Share Lockup Period and Warrant Lockup Period, all dividends payable in cash with respect to such securities shall be paid to the Sponsor, but all dividends payable in Ordinary Shares or other non-cash property become subject to the applicable lockup period and will be released from such lockup, pro rata (e.g. 50%, 25%, 25% in the case of the Share Lockup Period), as applicable.

Warrant Agreement

On December 9, 2010, the Company entered into a warrant agreement (the “Warrant Agreement”) with CST pursuant to which CST shall act as warrant agent in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants underlying the IPO Units (the “Public Warrants”), the Private Placement Warrants and the Warrants underlying the Unit Purchase Option (collectively, the “Company Warrants”).  A copy of the Warrant Agreement is attached as Exhibit 4.1 hereto and is incorporated by reference herein.

The Warrant Agreement provides for, among other things, the form and provisions of the Company Warrants and the manner in which the Company Warrants may be exercised.  The Warrant Agreement also contains certain transfer restrictions and anti-dilution provisions and the manner in which the Company Warrants may be redeemed.

Amendment No. 4 to the Warrant Subscription Agreement

On December 9, 2010, the Company and the Sponsor entered into amendment no. 4 to the warrant subscription agreement pursuant to which the Sponsor agreed to purchase the Sponsor Warrants from the Company.  All of the proceeds of the Private Placement were placed in the Trust Account. A copy of the amendment is attached hereto as Exhibit 10.4 and is incorporated by reference herein.

Amendment No. 3 to the Securities Purchase Agreement

On December 9, 2010, the Company and the Sponsor entered into amendment no. 3 to the securities purchase agreement pursuant to which the number of Ordinary Shares owned by the Sponsor was increased by a 1.1 for 1 share split to 632,500 Ordinary Shares (with up to 82,500 subject to forfeiture if the Underwriters’ over-allotment option is not exercised in full).  A copy of the amendment is attached hereto as Exhibit 10.5 and is incorporated by reference herein.

Administrative Services Agreement

On December 9, 2010, the Company and FWC Management Services Ltd, an entity affiliated with certain of the Company’s officers and directors, entered into an administrative services agreement pursuant to which FWC Management Services Ltd will make available to the Company office space and, if necessary, access to facilities located in jurisdictions outside the British Virgin Islands, as well as for certain general and administrative services, including but not limited to receptionist, secretarial and general office services, in exchange for $7,500 per month.  This Agreement terminates on the earlier to occur of: (i) the consummation of a Business Transaction (as described in the Registration Statement), (ii) September 9, 2012, and (iii) the date on which the Company ceases its corporate existence in accordance with the Articles of Association.  A copy of this agreement is attached hereto as Exhibit 10.6 and is incorporated by reference herein.

Right of First Refusal Agreement

On December 9, 2010, the Company entered into a right of first refusal agreement with FlatWorld Capital LLC, an investment entity related to certain of the Company’s officers and directors.  Pursuant to this agreement, FlatWorld Capital will not enter into any agreement to purchase or invest in a business having a value in excess of $17.5 million (as computed in accordance with standard valuation practices and procedures, such opportunity a “suitable opportunity”) without first presenting such suitable opportunity to the Company’s directors, and will not enter into any such agreement until the Company’s directors determine, within the time frame and in the manner specified below, not to pursue such opportunity.  After review of any potential Business Transaction or investment opportunity, the Company may release the right of first refusal.  Decisions by the Company to release FlatWorld Capital to pursue such suitable opportunity will be made by a majority of the Company’s directors. This Agreement will expire upon the earlier of: (i) the consummation by the Company of a Business Transaction or (ii) September 9, 2012.  A copy of this agreement is attached hereto as Exhibit 10.7 and is incorporated by reference herein.

Exhibit Number	Description
1.1	Underwriting Agreement, dated December 9, 2010, by and between FlatWorld Acquisition Corp. and Rodman & Renshaw, LLC, as representative of the underwriters
3.1	Fifth Amended and Restated Memorandum and Articles of Association
4.1	Warrant Agreement dated December 9, 2010 by and between Continental Stock Transfer & Trust Company and the Registrant
4.2	Unit Purchase Option dated December 9, 2010 between the Company and Rodman & Renshaw LLC
10.1	Investment Management Trust Account Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and the Registrant
10.2	Registration Rights Agreement dated December 9, 2010 by and between the Registrant and FWAC Holdings Limited
10.3	Letter Agreement dated December 9, 2010 by and between the Registrant and FWAC Holdings Limited
10.4	Amendment No. 4 to the Insider Warrants Subscription Agreement dated December 9, 2010 by and between the Registrant and FWAC Holdings Limited
10.5	Amendment No. 3 to the Securities Purchase Agreement dated December 9, 2010 by and between the registrant and FWAC Holdings Limited
10.6	Administrative Services Agreement dated December 9, 2010 by and between the Company and FWC Management Services Ltd
10.7	Right of First Refusal Agreement by and between the Company and FlatWorld Capital LLC
99.1	Press Release of FlatWorld Acquisition Corp. dated December 9, 2010.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

December 15, 2010	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President